October 25, 2004

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Mail Stop 3-6

450 Fifth Street, NW

Washington, D.C. 20549-1004

Attn:	Peggy Fischer, Esq. Jay Mumford, Esq.

Re:	FoxHollow Technologies, Inc. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-118191

Dear Ms. Fischer and Mr. Mumford:

On behalf of FoxHollow Technologies, Inc., we are responding to the Staff’s letter dated October 22, 2004, relating to FoxHollow’s Registration Statement on Form S-1. FoxHollow is filing pre-effective Amendment No. 3 to the Registration Statement with this response letter. All page numbers in our responses below refer to Amendment No. 3. Further, for the Staff’s convenience we have repeated the Staff’s comments below on bold face type before each of our responses.

Summary

1.    In the summary you state your product should not be used in four types of procedures. Yet on page 19 in the second bullet point you also describe your product as being contraindicated for in-stent restenosis. Please define the term and include this in the summary as another procedure where your product should not be used. Also, please define “renal” and “iliac” in the appropriate locations in the summary and on page 19.

FoxHollow has responded to the Staff’s comment by defining the terms “in-stent restenosis,” “renal,” and “ilac,” both in the Summary and on page 19.

2.    Given the fact that you have not done comparative safety or efficacy studies, expand the first two bullets on page 2 to so state, and explain the basis for your belief that the SilverHawk has these “benefits.” We note your revised language on page 3.

FoxHollow has responded to the Staff’s comment by moving the language from page 3 into the first two bullets on page 2 and by explaining the basis for its belief that SilverHawk has the articulated benefits. FoxHollow has made conforming revisions to its disclosure on page 41.

United States Securities and

Exchange Commission

October 25, 2004

3.    The language you added to the fourth bullet is more appropriate to the third bullet, where you make the point that one-third of SilverHawk procedures to date have been performed below the knee. Please revise.

FoxHollow has responded to the Staff’s comment by moving the Summary disclosure as requested. FoxHollow has made conforming revisions to its disclosure on page 42.

4.    In the first full paragraph on page 3, expand to disclose the serious adverse medical consequences that occurred when the SilverHawk was used in coronary arteries, as noted at the top of page 10.

FoxHollow has responded to the Staff’s comment by expanding the disclosure as requested.

5.    Revise the summary where you inaccurately represent that “some” physicians who participate in TALON are consultants and security holders. We note that eight out of 10 are consultants and nine out of 10 are securityholders. Also disclose that almost of them have been compensated in cash and stock for consulting services, if true.

FoxHollow has responded to the Staff’s comment by revising the Summary disclosure as requested. FoxHollow has made conforming revisions to its disclosure on page 46.

Risk Factors

The use, misuse or off label use of the SilverHawk may result – Page 12

6.    We note your response to comment 7 and the revised disclosure on page 12. Explain why you have not taken any action to mitigate the risk given the serious adverse medical and other consequences.

FoxHollow has responded to the Staff’s comment by revising its disclosure on page 12.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation – Page 35

7.    Please disclose the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.

FoxHollow has responded to the Staff’s comment by providing the aggregate intrinsic value of all outstanding options on page 35 based on the midpoint of the estimated initial public offering price range. Please note as previously communicated to the Staff in FoxHollow’s September 17, 2004 response to the Staff’s comment No. 54, in assessing the fair value of the Company on a retrospective basis, FoxHollow determined that 90% of the mid-point of the offering price range was a reasonable valuation of its common stock and therefore, the deferred stock-based compensation charge and expense reported in the Company’s June 30, 2004 audited financial statements are based upon 90% of the mid-point of the offering price range.

United States Securities and

Exchange Commission

October 25, 2004

Financial Statements

Report of Independent Registered Public Accounting Firm – Page F-2

8.    Please confirm that the draft language will be removed from the audit report in the amendment to be declared effective.

In response to the Staff’s comment, FoxHollow confirms that the draft language has been removed from the audit report contained in this amendment and will be removed for future amendments, if any.

Note 5. Income Taxes – Page F-15

9.    We note the significant changes in the amounts of your net operating loss carryforwards and the related deferred tax assets as of December 31, 2003, and June 30, 2004. Supplementally please tell us the facts and circumstances surrounding the changes. Additionally, if true, please revise your deferred tax asset table to indicate that it is presented in thousands.

FoxHollow supplementally advises the Staff that the significant changes in the amounts of our net operating loss carryforwards and the related deferred tax assets as of December 31, 2003 and June 30, 2004 is as follows:

During the Series D preferred stock financing in 2003, an investor contributed appreciated securities worth approximately $10 million, with a de minimis cost basis, in exchange for FoxHollow Series D preferred stock. Since the appreciated securities were contributed in a manner as to provide carryover tax basis to FoxHollow, the subsequent sale of the securities by FoxHollow during 2003 resulted in a significant taxable gain. This taxable gain was offset by the utilization of the Company’s net operating loss carryforwards. The contribution of appreciated securities to FoxHollow was recorded at fair market value for financial statement purposes. As such, the disposition of such appreciated securities resulted in minimal book gain.

When the Company prepared the tax provision for the original S-1 filing, they were unaware of the basis difference in the appreciated securities for book and tax purposes. As such, the net operating loss carryforwards and deferred tax assets at December 31, 2003 and June 30, 2004 were overstated. The preparation of the Company’s December 31, 2003 tax return occurred after the filing of the original S-1 and during this time the basis difference became evident. As such, the net operating loss carryforwards and deferred tax assets have been reduced to reflect the tax return filing. As of December 31, 2003 and June 30, 2004, the Company has a full valuation allowance against its deferred tax assets and therefore, the changes in the net operating loss carryforwards and the deferred tax assets had no effect on the Company’s assets, liabilities and stockholders deficit for the reported periods.

In addition, FoxHollow has responded to the Staff’s comment by revising the deferred tax asset table to indicate that the table is presented in thousands.

Note 10. Stock Option Plans

Deferred Stock-Based Compensation – Page F-22

10.    Disclose more details in Note 10 of the specific methodologies and assumptions used to determine the fair value of the Company’s common stock at the date that the stock options were granted. Consideration should be given to providing more details similar to those provided in the Critical Accounting Policies.

FoxHollow has responded to the Staff’s comment by revising its disclosure to provide more details of the specific methodologies and assumptions used to determine the fair value of the Company’s common stock at the date that the stock options were granted in Note 10.

United States Securities and

Exchange Commission

October 25, 2004

11.    We note through your revised disclosures on pages 23 and II-2 that you granted options to purchase approximately 721,000 shares of common stock at exercise prices of up to $4.00 per share during the quarter ended September 30, 2004. Supplementally tell us, and if material, please revise your subsequent events note to disclose, the amount of deferred stock-based compensation recorded and periods over which you expect to recognize the expense. Include in your disclosure, for each month of grant, the number of options and shares granted, the weighted average exercise price, the weighted average fair value and the weighted average intrinsic value, if any.

FoxHollow supplementally advises the Staff that, during the quarter ended September 30, 2004, the board of directors granted options to purchase approximately 671,000 shares of common stock, approximately 641,000 of which were issued to employees and the remainder of which were issued to non-employees for services provided to FoxHollow. The amount of deferred stock-based compensation recorded in connection with these stock option grants was approximately $4.3 million which will be amortized on a straight-line basis over the 48 month vesting period of the options. FoxHollow has revised its disclosure on page II-2 to reflect the correct number of shares underlying options granted as 4,347,932 rather than 4,397,932.

Additionally, FoxHollow has responded to the Staff’s comment by revising the subsequent event note to disclose these stock option grants.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/    David J. Saul

David J. Saul